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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NBG SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York (City) | New York (State) | 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. George Schinkel, Chief Financial Officer | 212-218-4804 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) | New York (City) | New York (State) | 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

RECEIVED MAR 01 2002

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
NBG Securities Inc.:

We have audited the accompanying statement of financial condition of NBG Securities Inc. (a wholly-owned subsidiary of NBG International Inc.) (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 1, 2002

NBG SECURITIES, INC.

(A Wholly-Owned Subsidiary of NBG International Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 324,921
Deposit with clearing broker	41,256
Receivable from clearing broker	78,200
Other assets	42,472
Investment in NASD (at cost)	3,300
Fixed assets, net, (less accumulated depreciation of $13,530)	8,707
Goodwill (net of accumulated amortization of $47,800)	430,200
TOTAL ASSETS	$ 929,056

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 51,101
Total liabilities	51,101
STOCKHOLDER'S EQUITY:	
Common stock $.01 par value, 300 shares authorized, issued and outstanding	3
Additional paid-in capital	1,802,764
Accumulated deficit	(924,812)
Total stockholder's equity	877,955
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 929,056

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2001

1. INTRODUCTION AND BASIS OF PRESENTATION

The financial statement includes the accounts of NBG Securities, Inc. ("the Company"). The Company is a wholly-owned subsidiary of NBG International Inc.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is therefore exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and cash reserve requirements. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - Cash equivalents include interest-earning deposits with maturities of three months or less.

Use of Estimates - The preparation of the financial statement in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from the estimates.

Concentrations of Credit Risk - Uninsured Cash Balances - The Company maintains its cash balances in an account at a bank. The account at this bank is insured by the Federal Deposit Insurance Corporation for up to $100,000, in the aggregate.

Fixed Assets - Furniture, fixtures, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation, which commences when the related furniture, fixture or equipment is placed into service, is computed using a straight line method over the estimated useful life of the assets.

Goodwill - Goodwill resulting from purchase transactions, is amortized over 15 years. The Company reviews its goodwill for other than temporary impairment, both periodically and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes - The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statement. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Derivatives Instruments and Hedging Activities - The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 138"), and as interpreted by the Financial Accounting Standards Board ("FASB") and the Derivatives Implementation Group through "Statement 133 Implementation Issues", as of January 1, 2001. The provisions of SFAS 133 and 138 require that the Company properly identify all derivative instruments and any embedded derivative instruments that require bifurcation. The Company's hedging activities, if any, are required to be in accordance with its documented and approved hedging and risk management policies. The adoption of SFAS 133 and 138 did not have any impact on the financial position or results of operations of the Company because the Company does not have derivative activity.

Transfer of Financial Assets - The adoption of SFAS 140 "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*" requires the Company to (a) reclassify financial assets pledged as collateral and report those assets in its statement of financial position separately from other assets not so encumbered if the secured party has the right by contract or custom to sell or repledge the collateral and (b) disclose assets pledged as collateral that have not been reclassified and separately reported in the statement of financial position. The adoption of this statement did not have a material impact on the Company's statement of financial condition.

New Accounting Pronouncements - In July 2001, the Financial Accounting Standards Board ("FASB") released SFAS No. 141, Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". The provisions of these statements are effective for financial statements issued for fiscal periods beginning after December 15, 2001. The Company is in the process of assessing its position in respect of these new accounting pronouncements. The adoption of this statement is not anticipated to have a material impact on the Company's financial statements.

In August 2001, the FASB released SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2001. No material impact is expected on the Company's statement of financial condition.

3. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker are unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities.

4. INCOME TAXES

The Company is included in the consolidated federal income tax return of its parent, NBG International Inc. Pursuant to an arrangement with its parent, the Company pays its current federal tax liability or receives its current tax benefit to the extent the related income or loss is included in the consolidated federal income tax return. The income tax provision for the year ended December 31, 2001 consists of the following:

Current:	
State and local	$ 1,727

The Company has separate company federal tax net operating loss ("NOL") carryforwards of approximately $1,059,830, which represent the net operating losses incurred through December 31, 2001. The federal NOLs will begin to expire in the year ending December 31, 2020. The NOLs result in a deferred tax asset of approximately $370,940 at December 31, 2001. The Company recorded a 100% valuation allowance against this account. For the year ended December 31, 2001, the Company recorded a change in the valuation allowance account of $235,929. There are no temporary differences. Permanent differences are primarily attributable to meals and entertainment, state and local taxes, and the change to the valuation allowance account.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which the NOL can be utilized. Management believes it is more likely than not that the Company will not be able to utilize these tax benefits, therefore, at December 31, 2001 a valuation allowance has been established for the full amount of the deferred tax asset.

5. RETIREMENT PLAN

The Company sponsors a qualified defined contribution 401(k) profit sharing plan covering eligible employees. Subject to certain limitations, the annual contributions are at the discretion of the members. The Company makes matching contributions up to 50% of the employees' contributions, up to a maximum of 5%. The plan provides generally for normal retirement at age 65.

6. RELATED PARTY TRANSACTIONS

The Company occupies space at 1270 Avenue of the Americas, which it shares with two affiliated entities and two unrelated companies. These facilities are covered by an operating lease which expires in October 2002. The Company directly paid the third-party landlord for a portion of the facilities covered by the lease.

The Company maintains cash accounts with an affiliate. Deposits included in cash and cash equivalents at year-end were $118,673.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $378,857 which was $328,857 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

9 FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially, all financial instruments on the Company's Statement of Financial Condition are carried at fair value or at amounts which approximate fair value. Assets including cash and cash equivalents and receivables are carried at amounts which approximate fair value. Similarly, accrued expenses are carried at amounts which approximate fair value.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 1, 2002

NBG Securities Inc.
1270 Ave of the Americas
New York, New York 10020

In planning and performing our audit of the financial statements of NBG Securities Inc. (a wholly-owned subsidiary of NBG International Inc.) (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 1, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Deloitte
Touche
Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

NBG SECURITIES INC.
(A Wholly-Owned Subsidiary of NBG International Inc.)
(SEC I.D. No. 8-52818)

RECEIVED
MAR 01 2002

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.